April 19, 2007


By facsimile to (303) 409-7650 and U.S. Mail


Mr. Dennis C. Murphy
Chief Executive Officer and President
Green Energy Holding Corp.
900 East Arapahoe Road, Suite 260
Englewood, CO 80112

Re:	Green Energy Holding Corp.
	Pre-effective Amendment 1 to Registration Statement on Form
SB-2
	Filed April 6, 2007
	File No. 333-140918

Dear Mr. Murphy:

	We reviewed the filing and have the comments below.

Prospectus` Outside Front Cover Page

1. We note that the price range is from $0.35 to $0.66. Please note that the high end of the range may not exceed 20% of the low end of the range. Please revise.

Selling Stockholders, page 26

2. Refer to prior comment 3. As noted previously, there appears to be multiple entries in the selling stockholders table for the same selling stockholder or stockholders. For example, refer to Robert A.
Bolton and/or Gina M. Bolton. If true, please revise so that there is a single entry and not multiple entries in the selling stockholders table for the same selling stockholder or stockholders.

3. Refer to prior comment 4 and new footnote (4). It is unclear what footnote (4) relates to in the table. Please revise.
Closing

	File an amendment in response to the comments. To expedite our review, Green Energy may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Green Energy thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Green Energy and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Green Energy requests acceleration of the registration statement`s effectiveness, Green Energy should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Green Energy from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Green Energy may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Green Energy provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3767.

Very truly yours,





 Jennifer R. Hardy
					    Legal Branch Chief

cc:	David J. Wagner, Esq.
	David Wagner & Associates, P.C.
	Penthouse Suite
	8400 East Prentice Avenue
	Greenwood Village, CO 80111



Mr. Dennis C. Murphy
April 19, 2007
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE